September 20, 2024

LeeAnn Rohmann
Chief Executive Officer
Legacy Education Inc.
701 W Avenue K Suite 123
Lancaster, CA 93534

       Re: Legacy Education Inc.
           Amendments No. 1 and 2 to Registration Statement on Form S-1 Filed September 11, 2024 and September 16, 2024
           File No. 333-281586
Dear LeeAnn Rohmann:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form S-1 filed September 11, 2024
Capitalization, page 45

1. As adjusted additional paid-in capital does not reflect offering expenses. Please revise or advise why the amount presented is correct.
       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services